

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 22, 2007

Mr. R.A. Walker
Senior Vice President, Finance and Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380-1046

   Re: **Anadarko Petroleum Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed February 28, 2007
       File No. 001-08968

Dear Mr. Walker:

   We have reviewed your Form 10-K for the fiscal year ended December 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 32

1.   We note on page 2 that you are undertaking an asset realignment, in which you
        made acquisitions and dispositions of properties. If there is a reasonable
        likelihood that your reported financial information is not indicative of your future
        financial operating performance and financial condition due to your acquisitions
        and dispositions (both past and planned), please provide disclosure where
        necessary for investors to ascertain the likelihood that past performance is
        indicative of future performance. Refer to FRC 501.12.b. for additional guidance.

2.   We note on pages 34 and 35 that you attribute increases in sales volumes of oil
        and gas operations, natural gas, crude oil and condensate, and natural gas liquids
        to your third quarter acquisitions. Please expand your discussion and analysis to
        quantify the impact on your sales volumes attributed to your third quarter
        acquisitions.

3.   Please reconcile for us the exploration costs excluded that were incurred in 2006
        of $13,318 million with your total exploration costs incurred in 2006 in your oil
        and gas activities of $1,009 million, which are disclosed on pages 111 and 113,
        respectively. To the extent that there was a significant increase in your
        exploration costs in 2006, expand your MD&A to analyze the reasons underlying
        the increase.

4.   We note in Note 5 of your consolidated financial statements that you use your
        reserve replacement efficiency ratio as a means of measuring performance. One
        of the principal objectives of MD&A is to give readers a view of the company
        through the eyes of management by providing an analysis of the business. It
        appears to us that the reserve replacement efficiency ratio represents a key
        variable necessary for an understanding and evaluation of your company. Please
        expand your MD&A to disclose and analyze your reserve replacement efficiency
        ratio, or tell us why that would not be material to an investor's understanding of
        your business. Refer to FRC 501.12.b.1. for additional guidance. In addition,
        provide the following disclosures related to your reserve replacement efficiency
        ratio:

        a) Describe how the ratio is calculated. We would expect the information used
            to calculate this ratio to be derived directly from the line items disclosed in the
            reconciliation of beginning and ending proved reserve quantities, which is
            required to be disclosed by paragraph 11 of SFAS 69.

        b) Identify the status of the proved reserves that have been added (e.g., proved
            developed vs. proved undeveloped). We do not believe it is appropriate to
            calculate this ratio using:

- non-proved reserve quantities, or,

- proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

c) Identify the reasons why proved reserves were added. The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

d) Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

e) Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

f) Disclose how management uses this measure, and any limitations of this measure.

5. It appears that you have disclosed commitments and contingencies in Note 20 of your consolidated financial statements that may represent off-balance sheet arrangements. In a separately-captioned section of your MD&A, please discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Refer to Item 303(a)(4) of Regulation S-K for additional guidance regarding disclosures required by this Item.

Notes to Consolidated Financial Statements, page 71

Note 1. Summary of Significant Accounting Policies, page 71

Revenues, page 72

6. Please disclose your accounting policy related to the recognition of gathering, processing and marketing sales.

Note 8. Debt and Interest Expense, page 85

7.   We note that you did not disclose any restrictive covenants related to your $22.5 billion 364-day acquisition facility. Please disclose any restrictive covenants related to your acquisition facility, or any other facility, to the extent material. In addition, please disclose the amount available for borrowing under the commercial paper programs.

Note 22. Contingencies, page 107

8.   We note on page 108 that you have accrued a liability for contingencies related to litigation and the Deepwater Royalty Relief Act, but you did not disclose the amounts accrued. Please disclose the amounts accrued or a range of reasonably possible losses for each of the matters in Note 22. For additional guidance, refer to our Section II.I. of our *Current Accounting Disclosure Issues in the Division of Corporation Finance*, which may be found at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Engineering Comments

Oil and Gas Properties and Activities, page 4

Proved Reserves, page 4

9.   You state that reserves declined due to prices, sales and a downward revision in the K2 complex in the Gulf of Mexico. Please tell us how much the reserves declined in the K2 complex and the reasons. Tell us when the reserves were first booked as proved and the amount of reserves you booked initially.

10.   You cite a number of fields in which you were active during 2006 but do not include any production, reserve or the nature of your interest information. Please revise your document to include the information required for extractive enterprises by Item 102 of Regulation S-K for individual properties.

Management's Discussion and Analysis, page 32

Other Developments, page 50

11.   Tell us to the best of you knowledge the time schedule for resolving the dispute with Sonatrach. Tell us when the PSC expires and if you have only included proved reserves which you will produce during the term of the contract.

Oil and Gas Reserves, page 116

12.   You indicate that you acquired 281 million barrels of oil and 4,256 BCF of gas in the Kerr-McGee and Western transactions in 2006. However, we note that Kerr-McGee and Western reported 366 million barrels of oil and 4,529 BCF of gas in their Forms 10-K for the fiscal year ended 12/31/05. Please explain the reasons for this discrepancy to us.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Sandy Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief